INTERNATIONAL TOWER HILL MINES LTD.

Suite 2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3

NOTICE OF 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting of INTERNATIONAL TOWER HILL MINES LTD. (the “Company”) will be held in the Pearl Room, 2nd Floor, Fairmont Pacific Rim Hotel, 1038 Canada Place, in the City of Vancouver, British Columbia, CANADA, on Thursday, the 17th day of November, 2011 at the hour of 2:00 o’clock in the afternoon (Vancouver time) for the following purposes:

1.

TO receive the audited consolidated financial statements of the Company for the fiscal year ended May 31, 2011 (with comparative statements relating to the previous fiscal year), together with the report of the Auditors thereon;

2.	TO fix the number of directors of the Company at eight (8) persons;

3.	TO elect the directors of the Company for the ensuing year;

4.	TO appoint Auditors for the fiscal year ending May 31, 2012 and to authorize the directors to fix their remuneration; and

5.	TO transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Shareholders of the Company who are unable to attend the meeting in person are requested to complete, sign and date the enclosed Proxy and to mail it to or deposit it with Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the meeting, an executed Proxy must be received by Computershare prior to 4:30 p.m. (Pacific Time) on Monday, November 14 2011.

The Company has fixed the close of business on the 13th day of October, 2011 as the record date for the determination of shareholders who are entitled to receive notice of, and to vote at, the 2011 annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated into this notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 13th day of October, 2011.

BY ORDER OF THE BOARD

(signed) James J. Komadina
JAMES J. KOMADINA, CEO